EXHIBIT 7.06

CONFIDENTIALITY AGREEMENT WITH MR. LI FU

FUSHI COPPERWELD, INC.
TYG Center Tower B, Suite 2601
Dongsanhuan Bei Lu, Bing 2
Bejing, 100027, China

February 28, 2011

Mr. Li Fu
1 Shuang Qiang
Jinzhou, Dailan, 116100
People Republic of China

Ladies and Gentlemen:

You have requested information concerning Fushi Copperweld, Inc. and/or its subsidiaries, affiliates or divisions (collectively, the "Company") in connection with your consideration of a possible negotiated transaction (the "Transaction") with the Company.  You acknowledge that this information is proprietary to the Company and may include trade secrets or other business information the disclosure of which could harm the Company.  In consideration for, and as a condition of, such information being furnished to you and your employees, agents, advisors, representatives, investment bankers, Qualified Debt Financing Sources and affiliates (including, without limitation, attorneys, accountants, consultants and any representatives of such advisors) (collectively, "Representatives"), you agree to treat any and all information concerning the Company obtained by you or your Representatives (regardless of whether obtained before, on or after the date of this letter agreement (this "Agreement") and regardless of the manner or form in which it is obtained, including without limitation all written, oral and electronic communications), together with any notes, analyses, compilations, studies, interpretations, documents or records containing, referring, relating to, based upon or derived from such information, in whole or in part (collectively, the "Evaluation Material"), in accordance with the provisions of this Agreement, and to take or abstain from taking the other actions hereinafter set forth.  For purposes of this Agreement, a "Qualified Debt Financing Source" is a financing institution that (a) is a bona fide potential provider of debt (but not equity other than as part of the debt financing) financing to you in connection with a Transaction, (b) has not agreed and will not agree, directly or indirectly, to work with or lend to you or your affiliates on an exclusive basis in connection with the Transaction and (c) has received written notification from you (which has not been revoked) to the effect that such financial institution is free to offer debt financing to any potential purchaser of all or any part of the Company.  For purposes of this Agreement, the term “affiliate” has the meaning assigned thereto in Rule 12b-2 under the Securities Exchange Act of 1934.

The term "Evaluation Material" does not include information that (a) is or becomes generally available to the public other than as a result of a direct or indirect disclosure by you or your Representatives, (b) was within your possession on a non-confidential basis prior to its being furnished to you by or on behalf of the Company, (c) is received from a source other than the Company or any of its Representatives or (d) was or is independently developed by you or your Representatives without the use of the Evaluation Material; provided, that in the case of (b) and (c) above, the source of such information was not, to your knowledge, bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or the Special Committee of the Board of Directors of the Company (the "Special Committee") with respect to such information.

You hereby agree that you and your Representatives will (a) use the Evaluation Material solely for the purposes of evaluating and, if applicable, consummating the Transaction, (b) keep the Evaluation Material confidential and (c) not disclose any of the Evaluation Material without the prior written consent of the Special Committee; provided, however, that you may disclose any of such information to your Representatives (i) who need to know such information for the sole purposes of evaluating and/or consummating the Transaction, and (ii) who are informed by you of the confidential nature of such information and agree to comply with the obligations set forth herein that are applicable to Representatives.  You will be responsible for any breach by any of your Representatives to the extent that such breach violates the terms of this Agreement applicable to such Representative and you agree to take reasonable measures to restrain your Representatives from disclosure or improper use of the Evaluation Material. You may also disclose such Evaluation Material to Abax Global Capital (Hong Kong) Limited ("Abax") and its Representatives who need to know such information for the sole purposes of evaluating and/or consummating a Transaction with you and the Company.  You represent and warrant that the Consortium Agreement, dated as of November 3, 2010, between you and Abax has been terminated and that there are no rights or obligations outstanding pursuant thereto.

Notwithstanding anything herein to the contrary, nothing in this Agreement shall restrict you or prevent you from conducting activities in your capacity as Chief Executive Officer, Chairman or a member of the Board of Directors of the Company insofar as you take such action in one of those capacities and not as a holder of securities of the Company.

You and your Representatives agree, without the prior written consent of the Special Committee, not to disclose to any person that the Evaluation Material has been made available to you, that discussions or negotiations are taking place concerning the Transaction or any of the terms, conditions or other facts with respect thereto (including the status thereof), nor will you have any communications whatsoever with any other person, including without limitation another person who may be interested in a possible transaction with the Company, concerning the Transaction; provided, however, that (i) you may make such disclosures which you have been advised by your outside legal counsel are legally required, and you have, to the extent reasonably practicable and permitted by law,  consulted with the Company and the Special Committee prior to making any such disclosure and (ii) you may make such disclosure to Abax and its Representatives.  The term "person" as used in this Agreement shall be broadly interpreted to include the media and any corporation, partnership, group, individual or other entity.

Your Representatives will not initiate or maintain contact with the Company or its Representatives regarding the business, operations, prospects or finances of the Company, except with the express permission of the Special Committee.  The Special Committee will arrange for appropriate contacts for due diligence purposes.  Your Representatives will submit all (a) communications regarding a possible transaction; (b) requests for additional information; (c) requests for facility tours or management meetings; and (d) questions regarding procedures only to persons specifically designated by the Special Committee for that purpose.

Without the prior written consent of the Special Committee, you will not enter into any agreement, arrangement or any other understanding, whether written or oral, with any potential financing source or sources that may reasonably be expected to limit, restrict, restrain, otherwise impair in any manner, directly or indirectly, the ability of such financing source or sources to provide financing or other assistance to any other party in any other Transaction involving the Company.  You also represent that you have not entered into such an agreement, arrangement or understanding prior to the date hereof.

In the event that you or any of your Representatives are required by applicable law, regulation or legal process to disclose any of the Evaluation Material, you will, to the extent reasonably practicable and permitted by law, promptly notify the Company and the Special Committee in writing by facsimile so that the Company or the Special Committee may seek a protective order or other appropriate remedy.  Nothing herein shall be deemed to prevent you or your Representatives, as the case may be, from honoring a subpoena that seeks discovery of the Evaluation Material if (a) a motion for a protective order, motion to quash and/or other motion filed to prevent the production or disclosure of the Evaluation Material has been denied; provided, however, that you disclose only that portion of the Evaluation Material which your outside legal counsel advises you is legally required and that you exercise reasonable efforts to preserve the confidentiality of the remainder of the Evaluation Material or (b) the Special Committee consents in writing to having the Evaluation Material produced or disclosed pursuant to the subpoena.  In no event will you, or any of your Representatives, oppose action by the Company or the Special Committee to obtain a protective order or other relief to prevent the disclosure of the Evaluation Material or to obtain reliable assurance that confidential treatment will be afforded the Evaluation Material.

If you determine not to proceed with the Transaction, you will promptly notify the Company and the Special Committee of that decision.  In that case, or at any time upon the written request of the Company or the Special Committee for any reason, you will either (a) promptly destroy all copies of the Evaluation Material in your possession and direct your Representatives to do the same or (b) promptly deliver to the Company at your own expense all remaining copies of the Evaluation Material in your and your Representatives' possession.  Upon the written request of the Company or the Special Committee, you agree promptly to certify to the Company and the Special Committee that you have complied with your obligations under this paragraph.  Notwithstanding the return or destruction of the Evaluation Material, you and your Representatives will continue to be bound by your obligations hereunder.

You understand and acknowledge that neither the Company, the Special Committee nor any of their Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material.  You agree that neither the Company, the Special Committee nor any of their Representatives shall have any liability to you or to any of your Representatives relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom.  Only those representations or warranties that are made in a Definitive Agreement (as defined in the next sentence) regarding the Transaction, when, as and if executed, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.  The term "Definitive Agreement" means a written contract executed by all parties thereto for the Transaction, which contract binds the parties thereto to close such Transaction, subject only to such conditions to closing as may be negotiated between the parties thereto, and does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or verbal acceptance of an offer or bid.

Each party understands and agrees that no contract or agreement providing for any transaction between them shall be deemed to exist between them unless and until a Definitive Agreement has been executed and delivered, and each party hereby waives, in advance, any claims (including, without limitation, breach of contract and tortious interference claims) in connection with the Transaction unless and until the parties shall have entered into a Definitive Agreement.  Each party also agrees that unless and until a Definitive Agreement regarding a Transaction between them has been executed and delivered, neither party will be under any legal obligation of any kind whatsoever with respect to such a Transaction by virtue of this Agreement except for the matters specifically agreed to herein.  You further acknowledge and agree that (a) the Special Committee and its Representatives will be free to conduct the process, if any, for the Transaction as it in its sole discretion determines (including, without limitation, negotiating with any prospective buyer(s) and entering into a Definitive Agreement without prior notice to you) and (b) any procedures relating to entering into such Transaction may be changed at any time without notice to you.

The Special Committee reserves the right at any time, in its sole discretion, for any reason or no reason, to reject any and all proposals made by you or any of your Representatives with regard to a Transaction, terminate discussions and negotiations with you, and refuse to provide any further access to the Evaluation Materials.  All Evaluation Material shall remain the property of the Company.  No rights to use, license or otherwise exploit any Evaluation Material are granted to you or any of your Representatives, by implication or otherwise, except for the right to consider such Evaluation Material for the limited purposes explicitly provided by this Agreement.

For a period of eighteen (18) months after the date of this Agreement, except with the prior written consent of the Special Committee, neither you nor any of your affiliates will in any manner, directly or indirectly, (a) effect, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist or encourage any other person to effect, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its affiliates, including rights or options to acquire such ownership; (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its affiliates; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its affiliates; or (iv) any "solicitation" of "proxies" (as such terms are defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)) or consents to vote any voting securities of the Company or any of its affiliates; (b) form, join or in any way participate in a "group" (as such term is used in Rule 13d-5 under the Exchange Act) with respect to any voting securities of the Company or any of its affiliates or otherwise act in concert with any person in respect of any such securities, excepting any "group" identified in the schedule 13D/A filed with the SEC on November 4, 2010 as a joint filing by you, Wise Sun Investments Ltd., AGC ASIA 3 LTD., Abax HK and Xiang Dong Yang; (c) otherwise act, alone or in concert with others, to seek to control, advise, change or influence the management, Board of Directors, governing instruments, shareholders, policies or affairs of the Company or any of its affiliates; (d) enter into any discussions or arrangements with any third party with respect to any of the foregoing; or (e) make any public disclosure, or take any action that might force the Company, the Special Committee, any of its affiliates or any other person to make any public disclosure, with respect to the matters set forth in this Agreement.  You also agree during such period not to request that the Company or the Special Committee (or any of their Representatives), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence).  Notwithstanding the foregoing clauses (a), (b) and (d) of this paragraph, you and your Representatives are hereby authorized to engage in non-exclusive discussions with Abax and its Representatives in connection with submitting a Transaction proposal to the Special Committee consistent with the terms described in Annex A hereto; provided that the Special Committee, at any time and in its sole discretion, may revoke such authorization by delivering to you written notice thereof, at which time you shall immediately cease such discussions.

If the Company or the Special Committee is or becomes a party to any agreement that relates to the Transaction or a transaction comparable to the Transaction and that contains standstill provisions that are materially less restrictive taken as a whole upon the other party to such agreement than the standstill provisions set forth in the first sentence of the preceding paragraph, the Company and the Special Committee shall promptly offer to amend the standstill provisions set forth in the first sentence of the preceding paragraph to be in a form substantially identical to the standstill provisions contained in such other agreement; it being understood that neither the Company nor the Special Committee shall have any obligation to disclose to you the identity of any counterparty to the agreement containing the less restrictive standstill provisions except as otherwise specifically agreed to in writing by the parties hereto in a Definitive Agreement.

It is understood and agreed that you (i) shall within three (3) business days from the date hereof inform the Special Committee in writing of any indications of interest, proposals or inquiries you or your Representatives have received to date from any third parties regarding a strategic transaction with the Company, including, without limitation, a merger, acquisition, consolidation, reorganization, recapitalization, restructuring, sale of assets, share exchange, leveraged buyout, joint or collaborative venture, minority investment or partnership, lease or license or similar transaction (collectively, "Inquiries"); (ii) shall promptly inform the Special Committee in writing of any Inquiries you receive within eighteen (18) months after the date hereof and (iii) shall not disclose any Inquiries or the terms, conditions or other facts with respect thereto (including the status thereof) to Abax or its Representatives.  You further agree that you shall reasonably cooperate with, and not impede, the due diligence investigation of the Company by the Special Committee's financial and legal advisors.

To the extent that any Evaluation Material may include materials or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, you understand and agree that the parties have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties that the sharing of such materials is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege.  All Evaluation Material that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and the joint defense doctrine.

No provision in this Agreement can be waived or amended except by the written consent of the Special Committee.  Any attempted waiver or modification in violation of this provision shall be void.

It is understood and agreed that no failure or delay by the Company or the Special Committee in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

You acknowledge that money damages would not be a sufficient remedy for any breach of this Agreement by you or any of your Representatives and the Company is entitled to seek from a court of competent jurisdiction (i) an order finding that the Company has been irreparably harmed as a result of any such breach and (ii) the granting of injunctive relief without proof of actual damages as a remedy for any such breach, and you further waive any requirement for the securing or posting of any bond in connection with any such remedy.  Such remedies shall not be deemed to be the exclusive remedies for a breach by you of this Agreement but shall be in addition to all other remedies available at law or equity.

This Agreement and all disputes or controversies arising out of or related to this Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without reference to its conflicts of law principles (other than Section 5-1401 of the General Obligations Law of the State of New York).

Each party irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by the other party or its successors or assigns shall be brought and determined in any New York State or federal court sitting in the Borough of Manhattan in The City of New York (or, if such court lacks subject matter jurisdiction, in any appropriate New York State or federal court), and each party hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each party agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein.  Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth herein shall be effective service of process for any action, suit or proceeding brought against either party in any such court and the parties further waive any argument that such service is insufficient.  Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

The provisions of this Agreement shall be severable in the event that any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed original, and all such counterparts shall together constitute one and the same instrument.

This Agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by either party without the express written consent of the other party.

The terms of this Agreement shall terminate and be of no further force or effect two years from and after the date hereof; provided, however, that the termination of this letter agreement shall not relieve you with respect to any breach of this Agreement that occurred prior to such termination.

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Please confirm your agreement with the foregoing by signing and returning one copy of this Agreement to the undersigned, whereupon this Agreement shall become a binding agreement between you, the Company and the Special Committee.

Very truly yours,

FUSHI COPPERWELD, INC.

By:	/s/ Li Fu
	Name:	Mr. Li Fu
	Title:	Chairman and Co-CEO

THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF FUSHI COPPERWELD, INC.

By:	/s/ John F. Perkowski
	Name:	John F. Perkowski
	Title:	Chairman

Accepted and agreed as of the date
first written above:

By:	/s/ Li Fu
	Name:	Mr. Li Fu